1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F        X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No         X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 27, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular and the enclosed form of proxy and reply slip to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) PROPOSAL FOR GENERAL MANDATE TO

ISSUE H SHARES AND REPURCHASE H SHARES;

(2) PROPOSED USE OF ELECTRONIC MEANS TO PROVIDE

CORPORATE COMMUNICATIONS TO HOLDERS OF H SHARES;

(3) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(4) 2008 ANNUAL GENERAL MEETING;

(5) 2009 SECOND CLASS MEETING OF HOLDERS

OF DOMESTIC SHARES; AND

(6) 2009 SECOND CLASS MEETING OF HOLDERS OF H SHARES

Notices convening the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to be held at 8:30 a.m., 11:00 a.m. and 11:30 a.m. respectively on Friday, 26 June 2009 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China are set out on pages 21 to 31 of this circular.

Whether or not you are able to attend the respective meetings in person, you are strongly urged to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 18/F., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of Domestic Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be).

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

24 April 2009

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“AGM”	the annual general meeting of the Company for the year ended 31 December 2008 to be held at 8:30 a.m. on 26 June 2009 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“Articles of Association”	the articles of association of the Company;

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Company Law”	the Company Law of the PRC;

“Corporate Communications”	any document issued or to be issued by the Company for the information or actions of Shareholders as defined in Rule 1.01 of the Listing Rules, including but not limited to, (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; (f) reply slip; and (g) a proxy form;

“Directors”	the directors of the Company;

“Domestic Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and fully paid up in Renminbi;

“Domestic Shareholders”	holders of Domestic Shares;

DEFINITIONS

“Domestic Shareholders’ Class Meeting”	the 2009 second class meeting of the Domestic Shareholders to be held at 11:00 a.m. on 26 June 2009 at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC to approve the Repurchase Mandate;

“Group”	the Company and its subsidiaries;

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholders”	holders of H Shares;

“H Shareholders’ Class Meeting”	the 2009 second class meeting of the holders of H Shares to be held at 11:30 a.m. on 26 June 2009 at the Company’s Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC to approve the Repurchase Mandate;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Issue Mandate”	subject to the conditions set out in the proposed resolution approving the Issue Mandate at the AGM, the general mandate given to the Board to exercise the power to issue H Shares up to a maximum of 20% of the H Shares in issue as at the date of the passing of the above resolution;

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Latest Practicable Date”	23 April 2009, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

“Mandatory Provisions”	the Mandatory Provisions for the Articles of Association of Companies Seeking a Listing Outside the PRC;

DEFINITIONS

“PRC”	the People’s Republic of China; for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

“Repurchase Mandate”	subject to the conditions set out in each of the proposed resolution approving the Repurchase Mandate at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the general mandate given to the Board to exercise the power to repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of the passing of the resolutions;

“RMB”	Renminbi, the lawful currency of the PRC;

“SAFE”	State Administration of Foreign Exchange of the PRC;

“Shareholder(s)”	the shareholder(s) of the Company;

“Shares”	Domestic Shares and H Shares;

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers and Share Repurchases;

“Yankuang Group”	, Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

“%”	per cent.

Notes: In this circular, the English names of the PRC entities are translation of their Chinese names and included herein for identification purpose only. In the event of any inconsistency, the Chinese names shall prevail.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu Shi	Shandong Province
Xuerang	PRC
Chen Changchun	Postal Code: 273500
Wu Yuxiang Wang
Xinkun Zhang	Principal place of business in Hong Kong:
Baocai Dong	Rooms 2608-10
Yunqing	26/F., The Center
99 Queen’s Road Central
Independent non-executive Directors:	Hong Kong
Pu Hongjiu
Zhai Xigui
Li Weian
Wang Junyan
24 April 2009

To the Shareholders

Dear Sir or Madam,

(1) PROPOSAL FOR GENERAL MANDATE TO

ISSUE H SHARES AND REPURCHASE H SHARES;

(2) PROPOSED USE OF ELECTRONIC MEANS TO PROVIDE

CORPORATE COMMUNICATIONS TO HOLDERS OF H SHARES;

(3) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(4) 2008 ANNUAL GENERAL MEETING;

(5) 2009 SECOND CLASS MEETING OF HOLDERS

OF DOMESTIC SHARES; AND

(6) 2009 SECOND CLASS MEETING OF HOLDERS OF H SHARES

INTRODUCTION

The purpose of this circular is to provide you with information relating to (i) the general mandate to be proposed at the relevant Shareholders’ meeting(s) for approval of the issue of H Shares and repurchase of H Shares; (ii) the proposed use of electronic means to provide Corporate Communications to holders of H Shares; (iii) the proposed amendments to the Articles of Association; (iv) the notice of AGM; and (v) the notices of the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting.

LETTER FROM THE BOARD

GENERAL MANDATE TO ISSUE H SHARES

To ensure flexibility and discretion for the Board to issue H Shares, the Company will put forward a resolution at the AGM to grant the Issue Mandate to the Board to allot, issue and deal with new H Shares of up to a maximum of 20% of the H Shares in issue as at the date of passing of the resolution.

GENERAL MANDATE TO REPURCHASE H SHARES

Reference is made to the Company’s circular dated 1 December 2008 regarding the Company’s proposal to repurchase H Shares and announcement dated 23 January 2009 regarding the resolutions passed at the 2009 first class meeting of the holders of Domestic Shares and the 2009 first class meeting of the holders of H Shares, respectively.

The Company proposes to put forward a special resolution at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, respectively, to grant the Repurchase Mandate to the Board to repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of passing of the resolutions.

The Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagrees with shareholders’ resolutions in connection with merger or division. The Articles of Association provide that, subject to obtaining the approval of the relevant regulatory authorities and compliance with the Articles of Association, share repurchase may be effected by the Company for the purpose of reducing its share capital, as reward to the staff of the Company, in connection with a merger between itself and another entity that holds its shares or in circumstances permitted by law or administrative regulations.

LETTER FROM THE BOARD

The Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the board of directors to repurchase H shares of such company that is listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign invested shares in separate class meetings.

As the H Shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars and the price payable by the Company upon any repurchase of H Shares will, therefore, be paid in Hong Kong dollars, the approvals of SAFE and other government authorities are required.

In accordance with the requirements of article 30 of the Articles of Association applicable to capital reduction, the Company will have to notify its creditors in writing of the passing of such special resolutions for the reduction of the registered capital of the Company within 10 days after the passing of such special resolutions and also by way of publication on three occasions of a press announcement within 30 days after the passing of such special resolutions. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 90 days after the first publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

Accordingly, approval is being sought from the Shareholders for a conditional general mandate to repurchase H Shares in issue. In accordance with the legal and regulatory requirements described above, the Board will put forward the relevant resolutions at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting. At each of such meeting, a special resolution will be proposed to grant to the Board a conditional general mandate to repurchase H Shares in issue on the Hong Kong Stock Exchange not exceeding 10% of the total amount of existing issued H Shares as at the date of the passing of such resolution.

The Repurchase Mandate will be conditional upon (a) the special resolution for the grant of the Repurchase Mandate being approved at each of the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; (b) the approvals of the SAFE and/or any other regulatory authorities (if applicable) as required by the laws, rules and regulations of the PRC being obtained; and (c) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under Article 30 of the Articles of Association as described above. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (c), it expects to do so out of its internal resources. If the conditions are not fulfilled, the Repurchase Mandate will not be exercised by the Board.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company following the passing of the relevant special resolutions at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; (b) the expiration of a 12-month period following the passing of the relevant special resolutions at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; or (c) the date on which the authority conferred by the relevant special resolutions is revoked or varied by a special resolution of the Shareholders at a general meeting or by H Shareholders or Domestic Shareholders at their respective class meetings.

LETTER FROM THE BOARD

The H Shares which may be repurchased pursuant to the Repurchase Mandate shall not exceed 10% of the total amount of existing issued H Shares as at the date of passing of the special resolutions approving the Repurchase Mandate.

Details of the special resolutions to be proposed at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting in relation to the granting of the Repurchase Mandate to the Board are set out respectively in the notice of the AGM, the notice of the Domestic Shareholders’ Class Meeting and the notice of the H Shareholders’ Class Meeting.

EXPLANATORY STATEMENT

An explanatory statement containing all relevant information relating to the Repurchase Mandate is set out in the Appendix to this circular. The information in the explanatory statement is to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Board the Repurchase Mandate.

PROPOSED USE OF ELECTRONIC MEANS TO PROVIDE CORPORATE COMMUNICATIONS TO HOLDERS OF H SHARES

The latest amendments to the Listing Rules came into effect on 1 January 2009. Under the amended Listing Rules, a listed issuer is permitted to provide corporate communications to its shareholders using electronic means provided that: (i) the shareholders of the listed issuer have resolved the same in general meeting by way of resolution; or (ii) the listed issuer’s constitutional documents contain provision to that effect.

For the purpose of enhancing efficiency as well as reducing the costs of communication with Shareholders, the Board proposes to seek approval of the Shareholders at the forthcoming AGM for providing Corporate Communications to H Shareholders by electronic means such as publication at the Company’s website at www.yanzhoucoal.com.cn. After obtaining Shareholders’ approval at the AGM, the Company is required to, pursuant to the Listing Rules, send a request letter to each H Shareholder to solicit the election of preferred form of Corporate Communications. Printed Corporate Communications will be mailed to H Shareholders who elect to receive printed versions of Corporate Communications (in English, Chinese or in both English and Chinese). The Company will provide Corporate Communications by website to the H Shareholders who elect to access Corporate Communications by electronic means. An H Shareholder is deemed to have consented to Corporate Communications being made available to him or her solely by electronic means if the Company does not receive a response within a period of 28 days beginning from the date on which the Company’s request letter was sent.

Pursuant to the existing Articles of Association, notices of general meetings together with the Corporate Communications in support thereof are required to be sent to H Shareholders by personal delivery or prepaid airmail. As such, the Board proposes to make certain amendments to the Articles of Association to enable the Company to provide Corporate Communications by electronic means. Details of the proposed amendments are set out in paragraph (4) of the section entitled “Proposed Amendments to the Articles of Association” below.

LETTER FROM THE BOARD

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

As advised by the PRC legal advisers to the Company, Beijing King & Wood Law Firm, that the execution of each article of the amended Articles of Association will not contravene the Company Law and the Mandatory Provisions.

The proposed amendments to the Articles of Association shall come into effect upon (i) the passing of a special resolution at the AGM to approve the amendments; and (ii) obtaining the approval from the relevant PRC authorities.

Details of the proposed amendments to the Articles of Association are set out as follows:

(1)	Amendments in relation to the change of business registration number of the Company:

1.	Paragraph 2 of Article 2

The existing paragraph 2 of Article 2:

“The Company was established by way of promotion with the approval of the People’s Republic of China’s State Commission for Restructuring the Economic System on 24 September 1997, as evidenced by approval document Ti Gai Sheng [1997] no. 154 of 1997. It is registered with and has obtained a business licence from China’s State Administration Bureau of Industry and Commerce on 25 September 1997. The Company’s business licence number is: Qi Gu Lu Zong Zi No. 003929.”

be amended as follows:

“The Company was established by way of promotion with the approval of the People’s Republic of China’s State Commission for Restructuring the Economic System on 24 September 1997, as evidenced by approval document Ti Gai Sheng [1997] no. 154 of 1997. It is registered with and has obtained a business licence from China’s State Administration Bureau of Industry and Commerce on 25 September 1997. The Company’s business licence number is: 370000400001016.”

LETTER FROM THE BOARD

(2)	Amendments in relation to the procedures of giving notices to creditors:

1.	Paragraph 2 of Article 30

The existing paragraph 2 of Article 30:

“The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper at least three (3) times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within ninety (90) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.”

be amended as follows:

“The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper at least three (3) times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within forty-five (45) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.”

(3)	Amendments in relation to the cash dividend policy of the Company:

1.	Article 247

The existing article 247:

“Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company.”

be amended as follows:

“The Company’s profit distribution policy shall remain consistent and stable. Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting.”

LETTER FROM THE BOARD

2.	Article 249

The existing article 249:

“Dividends of the Company to be distributed in the form of cash shall account for certain percentage of the Company’s net profit after statutory reserve for the corresponding accounting year.”

be amended as follows:

“Dividends of the Company to be distributed in the form of cash shall account for approximately 35% of the Company’s net profit after statutory reserve for the corresponding accounting year.”

(4)	Amendments in relation to the use of electronic means to provide Corporate Communications to holders of H Shares:

1.	Article 85

The existing Article 85:

“When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting (when calculating the 45 days’ period, the date on which the meeting is held shall not be included) to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting twenty (20) days before the date of the meeting.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, when the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting (when calculating the 45 days’ period, the date on which the meeting is held shall not be included) to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting twenty (20) days before the date of the meeting.”

LETTER FROM THE BOARD

2.	Paragraph 1 of Article 86

The existing sub-section (1) of Article 86:

“A notice of a meeting of the shareholders of the Company shall satisfy the following criterion:

(1)	be in writing; …”

be amended as follows:

“A notice of a meeting of the shareholders of the Company shall satisfy the following criterion:

(1)	Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, be in writing;”

3.	Article 87

The existing Article 87:

“Notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic Invested Shares, notice of the meetings may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the State Council Securities Policy Committee within the interval of forty five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, the holders of Domestic Invested Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. Such public announcement shall be published in Chinese and English in accordance with Article 295.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic Invested Shares, notice of the meetings may also be issued by way of public announcement.

LETTER FROM THE BOARD

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the State Council Securities Policy Committee within the interval of forty five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, the holders of Domestic Invested Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.”

4.	Paragraph 1 of Article 145

The existing paragraph 1 of Article 145:

“Written notice of a class meeting shall be given to all shareholders who are registered as holders of that class in the register of shareholders forty five (45) days before the date of the class meeting. Such notice shall give such shareholders notice of the matters to be considered at such meeting, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply in respect thereof to the Company twenty (20) days before the date of the class meeting.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, written notice of a class meeting shall be given to all shareholders who are registered as holders of that class in the register of shareholders forty five (45) days before the date of the class meeting. Such notice shall give such shareholders notice of the matters to be considered at such meeting, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply in respect thereof to the Company twenty (20) days before the date of the class meeting.”

5.	Article 238

The existing Article 238:

“The board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports which the relevant laws, administrative regulations and directives promulgated by competent regional and central governmental authorities require the Company to prepare.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, the board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports which the relevant laws, administrative regulations and directives promulgated by competent regional and central governmental authorities require the Company to prepare.”

LETTER FROM THE BOARD

6.	Paragraph 2 of Article 239

The existing paragraph 2 of Article 239:

“The Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty one (21) days before the date of every annual general meeting of the shareholders.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, the Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty one (21) days before the date of every annual general meeting of the shareholders.”

7.	Paragraph 2 of Article 271

The existing paragraph 2 of Article 271:

“Such special documents shall be sent by mail to holders of Overseas-Listed Foreign Invested Shares.”

be amended as follows:

“Such special documents shall be sent by means as provided in Article 295 to holders of Overseas-Listed Foreign Invested Shares.”

8.	Sub-section 2 of paragraph 1 of Article 286

The existing sub-section 2 of paragraph 1 of Article 286:

“(2) The foregoing proposal shall be furnished to the shareholders in writing and a shareholders’ meeting shall be convened;”

be amended as follows:

“(2) Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, the foregoing proposal shall be furnished to the shareholders in writing and a shareholders’ meeting shall be convened;”

LETTER FROM THE BOARD

9.	Article 295

The existing Article 295:

“Unless otherwise provided, the Company shall, where it is making a public announcement in the prescribed or approved manner, issue or deliver any notice or announcement in at least one (1) national newspaper which has been approved by the State Council Securities Policy Committee. And, where possible, to publish such notice or announcement in English and in Chinese on the same day in a major Chinese and a major English newspaper in Hong Kong respectively.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, notices, communications or other written documents of the Company (including but not limited to annual reports, interim reports, quarterly reports, notices of meetings, listing documents, circulars, proxy forms and holding announcements) shall be sent by the following means:

(1)	by hand;

(2)	by mail;

(3)	by fax, email or other electronic format;

(4)	subject to laws, administrative regulations and relevant provisions of securities regulatory authority of the place where the Company is listed, by publishing on the website designated by the Company and the stock exchange;

(5)	by announcement on one national newspaper which has been approved by the State Council Securities Policy Committee and other designated media;

(6)	by other means acceptable to securities regulatory authority of the place where the Company is listed.

Notwithstanding the requirements in relation to the means of sending notice, communications or other documents set out in this Articles of Association, the Company may use the means set out in sub-section (4) of this Article to replace the use of personal delivery or prepaid airmail to holders of Overseas-Listed Foreign Invested Shares, provided that the listing rules issued at the listing place of the Company is complied with.”

LETTER FROM THE BOARD

AGM, DOMESTIC SHAREHOLDERS’ CLASS MEETING AND H SHAREHOLDERS’ CLASS MEETING

The notices convening the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting are set out on pages 21 to 31 of this circular.

The following resolutions (among others) will be proposed to the Shareholders at the AGM in relation to: (i) the proposed use of electronic means to provide Corporate Communications to holders of H Shares; (ii) the proposed amendments to the Articles of Association; (iii) the grant of the Issue Mandate to the Board; details of which are set out in resolution numbered 10; and (iv) the grant of the Repurchase mandate to the Board, details of which are set out in resolution numbered 11.

Special resolutions will also be proposed to the Shareholders at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to consider and, if thought fit, for granting to the Board the Repurchase Mandate.

Whether or not you are able to attend the respective meetings in person, you are strongly urged to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 18/F., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of Domestic Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

The H Share register of members of the Company will be closed from Wednesday, 27 May 2009 to Thursday, 25 June 2009, both days inclusive, during which period no transfer of the Company’s H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company at the close of business on Tuesday, 26 May 2009 are entitled to attend and vote at the AGM and the H Shareholders’ Class Meeting after completing the registration procedures for attending the meetings. In order for holders of H Shares to be qualified for attendance at the AGM and the H Shareholders’ Class Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited, at Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 26 May 2009 for registration.

LETTER FROM THE BOARD

RECOMMENDATION

The Board considers that the proposals relating to: (i) the granting of the Issue Mandate and Repurchase Mandate; (ii) the use of electronic means to provide Corporate Communications to holders of H Shares; and (iii) the proposed amendments to the Articles of Association mentioned above are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders, Domestic Shareholders and H Shareholders to vote in favour of the aforesaid resolutions to be proposed at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting (as the case may be).

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

APPENDIX	EXPLANATORY STATEMENT

This explanatory statement contains all the information required to be given to the Shareholders pursuant to Rule 10.06(1)(b) of the Listing Rules in connection with the proposed Repurchase Mandate, which is set out as follows:

(i)	Listing Rules

The Listing Rules permit companies with a primary listing on the Hong Kong Stock Exchange to purchase their securities subject to certain restrictions. Repurchases must be funded out of funds legally available for the purpose and in accordance with the company’s constitutional documents and the applicable laws of the jurisdiction in which the company is incorporated or otherwise established. Any repurchase must be made out of funds which are legally available for the purpose and in accordance with the laws of PRC and the memorandum of association and bye-laws of the company. Any premium payable on a repurchase over the par value of the shares may be effected out of funds of the company which would otherwise be available for dividend or distribution or out of the company’s share premium account.

(ii)	Reasons for Repurchase of H Shares

The Board believes that the flexibility afforded by the Repurchase Mandate to repurchase H Shares would be beneficial to and in the best interests of the Company and its Shareholders. Such repurchase may, depending on the market conditions and funding arrangement at the time, lead to an enhancement of the net asset value and/or its earnings per Share and will only be made when the Board believes that such a repurchase will benefit the Company and its Shareholders.

(iii)	Registered Capital

As at the Latest Practicable Date, the registered capital of the Company was RMB4,918,400,000 comprising 1,958,400,000 H Shares of RMB1.00 each and 2,960,000,000 Domestic Shares of RMB1.00 each, of which 2,600,000,000 Domestic Shares were held by Yankuang Group and 360,000,000 Domestic Shares were held by other Shareholders.

(iv)	Exercise of the Repurchase Mandate

Subject to the passing of the special resolutions approving the granting of the Repurchase Mandate to the Board at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting respectively, the Board will be granted the Repurchase Mandate until the end of the Relevant Period (as defined in the special resolutions in the notice of AGM, the notice of Domestic Shareholders’ Class Meeting and the notice of H Shareholders’ Class Meeting, respectively). The exercise of the Repurchase Mandate is subject to: (1) the approvals of the relevant PRC regulatory authorities as required by the laws, rules and regulations of the PRC being obtained; and (2) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under article 30 of the Articles of Association.

APPENDIX	EXPLANATORY STATEMENT

The exercise in full of the Repurchase Mandate (on the basis of 1,958,400,000 H Shares in issue as at the Latest Practicable Date and no H Shares will be allotted and issued or repurchased by the Company on or prior to the date of the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting) would result in a maximum of 195,840,000 H Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolutions.

(v)	Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and undistributed profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by its Articles of Association to purchase its H Shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose, or from sums standing to the credit of the share premium account of the Company. The Company may not purchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

Based on the financial position disclosed in the recently published audited accounts for the year ended 31 December 2008, the Board considers that there will not be any material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Board at the relevant time having regard to the circumstances then prevailing and in the best interests of the Company.

(vi)	Status of Repurchased H Shares

The Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under the PRC laws, the H Shares repurchased by the Company will be cancelled within 10 days and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

APPENDIX	EXPLANATORY STATEMENT

(vii)	H Shares Prices

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	H Share prices
	Highest HK$	Lowest HK$
2008
April	14.96	10.80
May	17.94	14.40
June	17.50	13.08
July	15.82	13.32
August	14.20	11.10
September	13.42	8.06
October	8.47	2.98
November	5.15	3.30
December	6.40	3.98

2009
January	7.10	4.73
February	5.89	4.43
March	6.05	4.00
April (up to the Latest Practicable Date)	8.20	5.55

(viii)	Substantial Shareholders

As at the Latest Practicable Date, the interests of substantial shareholders of the Company, as defined under the Listing Rules, were as follows:

Name	Class of shares	Capacity	Nature of interests	Number of ordinary shares held in the Company	Percentage of total issued share capital of the Company
Yankuang Group	Domestic Shares (state legal person share)	Beneficial Owner	Corporate	2,600,000,000	52.86%

(ix) General Information

(a)	None of the Directors, to the best of their knowledge having made all reasonable enquiries, nor any of their associates, have any present intention to sell any Shares to the Company or any of its subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

APPENDIX	EXPLANATORY STATEMENT

(b)	The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase the H Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the PRC.

(c)	No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell H Shares to the Company or its subsidiaries, or has undertaken not to do so, if the Repurchase Mandate is granted and is exercised.

(x)	Takeovers Code

If on the exercise of the power to repurchase H Shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

Assuming that the substantial shareholders do not dispose of its Shares, if the Repurchase Mandate was exercised in full, the percentage shareholdings of the substantial shareholders before and after such repurchase would be as follows:

Substantial Shareholders	Before repurchase	After repurchase
Yankuang Group	52.86%	55.05%

On the basis of the shareholdings held by the substantial shareholders named above, an exercise of the Repurchase Mandate in full will not have any implications for the substantial shareholders under the Takeovers Code.

Assuming that there is no issue of Shares between the Latest Practicable Date and the date of a repurchase, an exercise of the Repurchase Mandate whether in whole or in part will not result in less than the relevant prescribed minimum percentage of the Shares of the Company being held by the public as required by the Hong Kong Stock Exchange. The Directors have no intention to exercise the Repurchase Mandate to an extent which may result in the requirements under Rule 8.08 of the Listing Rules not being complied with.

The Directors are not aware of any consequences that may arise under the Takeovers Code and/or any similar applicable law of which the Directors are aware, if any, as a result of any repurchases made under the Repurchase Mandate.

(xi)	Share Repurchases Made by the Company

The Company had not repurchased any of its H Shares (whether on the Hong Kong Stock Exchange or otherwise) during the six months period preceding the Latest Practicable Date.

NOTICE OF 2008 ANNUAL GENERAL MEETING

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2008 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended 31 December 2008 (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 a.m. on Friday, 26 June 2009 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) to deal with the following matters:

AS ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2008;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2008;

3.	To consider and approve the audited financial statements of the Company and the Group as at and for the year ended 31 December 2008;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2008, and to authorize the Board to distribute an aggregate cash dividends of RMB1,967.36 million (tax inclusive), equivalent to RMB0.40 (tax inclusive) per share to the shareholders of the Company;

5.	To determine the remuneration of the directors and supervisors of the Company for the year ending 31 December 2009;

6.	To consider and approve the re-appointment of Grant Thornton and Shine Wing Certified Public Accountants Ltd as the Company’s international and PRC auditors, respectively, until the conclusion of the next annual general meeting, and to determine their remuneration arrangements;

7.	To consider and approve the proposal to renew liability insurance for directors, supervisors and senior officers of the Company;

8.	To consider and approve the proposal regarding the use of electronic means to provide corporate communications to holders of H shares of the Company;

NOTICE OF 2008 ANNUAL GENERAL MEETING

AS SPECIAL RESOLUTIONS:

9.	Amend Article 2, Article 30, Article 85, Article 86, Article 87, Article 145, Article 238, Article 239, Article 247, Article 249, Article 271, Article 286 and Article 295 of the articles of association of the Company, and to authorize any one of the directors to make further adjustments at his discretion with reference to requirements of the relevant authorities, seek approval and make the relevant filing with the relevant authorities at the appropriate time. Details of the amendments are set out in the circular of the Company dated 24 April 2009;

10.	To consider and approve the following resolution:

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the number of H Shares in issue as at the date of the this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

NOTICE OF 2008 ANNUAL GENERAL MEETING

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the articles of association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

11.	To consider and approve the following resolution:

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H Shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate amount of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the total amount of existing issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the holders of Domestic Shares of the Company to be held on 26 June 2009 (or on such adjourned date as may be applicable); and the class meeting for the holders of H Shares to be held on 26 June 2009 (or on such adjourned date as may be applicable) for such purpose;

NOTICE OF 2008 ANNUAL GENERAL MEETING

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 30 of the articles of association of the Company;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)	amend the articles of association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended articles of association of the Company with the relevant governmental authorities of the PRC.”

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H shares or holders of domestic shares of the Company at their respective class meetings.”

By Order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman
Zoucheng, Shandong, the PRC

24 April 2009

NOTICE OF 2008 ANNUAL GENERAL MEETING

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 26 May 2009 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

(B)	Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary of the Board no later than Friday, 5 June 2009.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room No. 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from Wednesday, 27 May 2009 to Thursday, 25 June 2009, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the AGM and be qualified for entitlement to the proposed dividends for the year ended 31 December 2008 must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m., Tuesday, 26 May 2009.

(F)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(G)	All voting at the AGM will be conducted by a poll.

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

NOTICE IS HEREBY GIVEN THAT a class meeting of the holders of domestic shares (the “Domestic Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 11:00 a.m. on Friday, 26 June 2009 at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

To consider and approve the following resolution:

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H Shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate amount of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the total amount of existing issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the annual general meeting of the Company to be held on 26 June 2009 (or on such adjourned date as may be applicable); and the class meeting for holders of H Shares to be held on 26 June 2009 (or on such adjourned date as may be applicable);

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 30 of the articles of association of the Company;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the articles of association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended articles of association of the Company with the relevant governmental authorities of the PRC; and

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H shares or holders of domestic shares of the Company at their respective class meetings.”

By Order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong, the PRC

24 April 2009

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

Notes:

(A)	Holders of Domestic Shares whose names appear on the Company’s register of members of Domestic Shares at the close of business on Tuesday, 26 May 2009 are entitled to attend this meeting.

(B)	Holders of Domestic Shares, who intend to attend the Domestic Shareholders’ Class Meeting, must deliver the completed reply slip for attending the Domestic Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than Friday, 5 June 2009. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of Domestic Shares who has the right to attend and vote at the Domestic Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Domestic Shareholders’ Class Meeting.

(E)	The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

(F)	Holders of the Domestic Shares attending the Domestic Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(G)	All voting at the Domestic Shareholders’ Class meeting will be conducted by a poll.

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF H SHARES

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN THAT a class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 11:30 a.m. on Friday, 26 June 2009 at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

To consider and approve the following resolution:

“THAT:

(a) subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H Shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate amount of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the total amount of existing issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the annual general meeting of the Company to be held on 26 June 2009 (or on such adjourned date as may be applicable); and the class meeting for holders of Domestic Shares to be held on 26 June 2009 (or on such adjourned date as may be applicable);

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF H SHARES

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 30 of the articles of association of the Company;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the articles of association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended articles of association of the Company with the relevant governmental authorities of the PRC; and

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H shares or holders of domestic shares of the Company at their respective class meetings.”

By Order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong, the PRC

24 April 2009

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF H SHARES

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 26 May 2009 are entitled to attend the this meeting.

(B)	Holders of H Shares, who intend to attend the H Shareholders’ Class Meeting, must deliver the completed reply slips for attending the H Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than Friday, 5 June 2009. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H Shares who has the right to attend and vote at the H Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the H Shareholders’ Class Meeting.

(E)	The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room Nos. 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the H Shareholders’ Class Meeting or any adjournment thereof in order for such documents to be valid.

(F)	The H share register will be closed from Wednesday, 27 May 2009 to Thursday, 25 June 2009, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the H Shareholders’ Class Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room Nos. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m. Tuesday, 26 May 2009.

(G)	Holders of the H Shares attending the H Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(H)	All voting at the H Shareholders’ Class Meeting will be conducted by a poll.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310